Exhibit 4

AGREEMENT TO FURNISH DEBT INSTRUMENTS

    Pursuant to Item 601(b)(4)(iii) of Regulation S-K, the Company has not included as an Exhibit any instrument with respect to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the consolidated assets of the Company and its subsidiaries.  The Company agrees, pursuant to this Instruction, to furnish a copy of any such instrument to the Securities and Exchange Commission upon request of the Commission.

KIMBALL INTERNATIONAL, INC.

/s/ Robert F. Schneider

ROBERT F. SCHNEIDER Executive Vice President, Chief Financial Officer
May 7, 2007